Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
February 20, 2003

Extendicare Inc. Reports Fourth Quarter 2002 Results
Delivers First Profitable Year Since 1999

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported its first profitable year since the implementation of the U.S. Medicare Prospective Payment System in 1999. Net earnings rose to $18.9 million ($0.26 per share) in 2002 from a loss of $36.4 million ($0.52 loss per share) in 2001. Net earnings in the 2002 fourth quarter were $3.0 million ($0.04 per share) down from $6.9 million ($0.09 per share) in the quarter ended December 31, 2001.

Average U.S. nursing home occupancy climbed to 91.2% in the 2002 fourth quarter from 87.8% in the fourth quarter of 2001. Medicare increased to 14.0% of total nursing home census compared to 11.3% in the prior year quarter.

“In 2002 we focused our efforts on census development as our number one U.S. business priority, while maintaining our commitment to quality care — and we were very successful. We will retain our focus on the top line, driving revenue through census growth. Nevertheless, our financial results this year will be affected by decisions beyond our control with respect to potential reductions in Medicare and Medicaid funding by the U.S. federal and state governments,” said Mel Rhinelander, President and Chief Executive Officer.

“Extendicare and other long-term care providers face ongoing challenges based on political and regulatory decisions in the United States. We are disappointed that Congress has failed to extend funding for Medicare beneficiaries in skilled nursing facilities, which expired on September 30, 2002. This resulted in reduced revenue in the fourth quarter of $8.1 million (US$5.2 million).

“We are also concerned that many states are considering reductions in Medicaid spending to address growing budget deficits,” continued Mr. Rhinelander.

“We anticipate that Extendicare Inc. will report positive financial results again in 2003 even if the U.S. Medicare cutbacks of September 30, 2002 are not restored. However, other negative funding decisions in the United States with respect to Medicare or Medicaid, or changes in our litigation experience, could create further earnings pressure,” Mr. Rhinelander said.

“Although we face challenges, we see attractive opportunities for growth as well,” Mr. Rhinelander commented. “Late last year we approved a proposal for EHSI to build additions to seven of our U.S. facilities, representing 96 assisted living, 30 independent living and 38 skilled nursing beds in Wisconsin, Kentucky and Pennsylvania.

“We are increasing our nursing home portfolio in Ontario by more than 1,300 beds over a four-year period ending in 2004, as part of the Province’s plan to improve access to long-term care. We maintained Canadian occupancy levels of better than 98% in 2002, excluding newly opened buildings. Our new Ontario nursing and assisted living homes in operation by year-end 2002 have filled up according to plan. In February 2003 we opened two additional facilities, and have plans to open two more by the end of this year and one in 2004,” Mr. Rhinelander continued.

Earnings from health care operations declined $2.4 million to $0.9 million in the 2002 fourth quarter compared to the prior year quarter, primarily due to the elimination of U.S. Medicare funding and increased operating costs.

Despite lower Medicare funding, revenue from ongoing operations rose 4.5% to $450.7 million in the 2002 fourth quarter from $431.3 million in the prior year period.

A year-end independent actuarial review and external audit of reserves for resident care liability costs indicated a reduction of reserves booked by Laurier, Extendicare’s wholly owned captive insurance company. Accordingly, Extendicare reversed $1.9 million of reserves through operating expense in the 2002 fourth quarter.

Quarters ended December 31, 2002 and December 31, 2001

Earnings before interest, taxes, depreciation, amortization, and loss from asset disposals and other items (EBITDA) declined $6.7 million to $35.9 million in the 2002 fourth quarter from $42.6 million in the 2001 fourth quarter. EBITDA as a percent of revenue dropped to 8.0% from 9.9% in the 2001 fourth quarter, as a result of pressures on U.S. operations.

EBITDA from U.S. operations fell $9.9 million to $24.1 million in the fourth quarter. The primary factors that contributed to the decline were lower Medicare funding, and increased operating costs.

EBITDA from Canadian operations rose 37.3% to $11.8 million from $8.6 million in the prior year period. The stronger results in 2002 resulted from new Ontario nursing homes, positive funding changes and improvements in home health care operations.

Extendicare’s operating cash flow for the three months ended December 31, 2002, prior to working capital changes, was $26.3 million ($0.38 per share) compared to $10.3 million ($0.15 per share) in the 2001 fourth quarter. The improvement was due to a $9.2 million adjustment for current taxes recoverable and a reduction in payments for resident care liability claims, partially offset by the lower contribution from earnings.

Years ended December 31, 2002 and December 31, 2001

EBITDA rose 26.1% to $160.3 million in 2002 from $127.2 million in 2001. EBITDA as a percent of revenue increased to 9.1% from 7.5% in 2001. Improvements were achieved in both U.S. and Canadian operations.

EBITDA from U.S. operations improved by $28.8 million year over year. The accrual for resident care liability costs charged to operating expense declined by $23.7 million to $14.7 million in 2002 as a result of ceasing operations in Texas. The remaining $5.1 million improvement was due mainly to higher Medicare census and increased Medicaid and private rates.

EBITDA from Canadian operations rose $4.4 million, with $6.9 million of improvements in nursing home operations due to new Ontario nursing homes and funding enhancements. This was partially offset by a $1.3 million decline in home health care operations, as well as a $1.2 million reduction due to the 2001 sale of the rehabilitative therapy operations.

During the 2002 fourth quarter, Extendicare’s Canadian operations recorded an accrual for exit costs of $1.6 million related to the previously announced winding down of its British Columbia home health care business. This was largely offset by a reduction of $1.5 million in provisions for labour costs.

Consolidated pre-tax earnings from health care operations improved by $82.3 million to $22.6 million from a loss of $59.7 million in the prior year.

Other

Omnicare, Inc., which has an agreement to provide pharmacy services to Extendicare Health Services, Inc., has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled.

Under the terms of normal course issuer bids during 2002, Extendicare purchased and cancelled 1,685,200 Subordinate and Multiple Voting shares at an average cost per share of $4.79.

At their meeting today, the Directors declared quarterly dividends on Extendicare’s Class I Preferred Shares, payable on May 15, 2003, to shareholders of record on April 30, 2003. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending March 31, 2003.

Extendicare, through its subsidiaries, operates 277 facilities with capacity for 29,200 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

In a separate news release issued today, Extendicare Inc. announced the 2002 fourth quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On February 21, 2003, at 10:00 a.m. (EST), Extendicare Inc. will hold a conference call to discuss the Company’s results for the fourth quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on March 7, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1348842. In addition, an archived audio recording of the call will be available on Extendicare’s website.

Statements contained in this release that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)

	Three months ended		Twelve months ended
(thousands of Canadian dollars except per share amounts)	December 31		December 31

	2002	2001	2002	2001

Revenue
Nursing and assisted living centres
United States	315,825	298,006	1,236,565	1,187,547
Canada	83,474	76,223	315,907	279,559
Outpatient therapy — U.S.	4,233	3,550	16,144	14,733
Home health — Canada	36,703	39,484	146,034	171,809
Other	10,490	14,659	41,024	50,863

	450,725	431,922	1,755,674	1,704,511
Operating and administrative costs	409,419	382,158	1,571,214	1,549,152
Lease costs	5,379	7,119	24,119	28,202

Earnings before undernoted	35,927	42,645	160,341	127,157
Depreciation and amortization	17,596	18,987	68,989	71,547
Interest, net	15,741	15,267	62,047	65,248
Loss from asset disposals and other items	110	—	6,689	50,082

Earnings (loss) before income taxes	2,480	8,391	22,616	(59,720)

Income taxes
Current (recovery)	(12,471)	5,669	(7,108)	8,270
Future (reduction)	14,022	(651)	18,310	(20,929)

	1,551	5,018	11,202	(12,659)

Net earnings (loss) from health care before minority interests	929	3,373	11,414	(47,061)
Minority interests	—	8	—	83

Net earnings (loss) from health care	929	3,365	11,414	(47,144)
Share of earnings of Crown Life	2,068	3,495	7,520	10,738

Net earnings (loss)	2,997	6,860	18,934	(36,406)

Basic and diluted earnings (loss) per share	0.04	0.09	0.26	(0.52)

     Note: Effective January 1, 2002, the Company adopted a new policy of the Canadian Institute of Chartered Accountants, Handbook Section 3062, resulting in the ceasing of amortization of goodwill and other intangible assets with an indefinite life. Had this policy been adopted January 1, 2001, amortization expense would have been $4.0 million lower for the period ended December 31, 2001, with no offsetting income tax effect, equivalent to $0.05 per share.

EXTENDICARE INC.
Consolidated Statements of Cash Flows

	Three months ended		Twelve months ended
	December 31		December 31

(thousands of Canadian dollars)	2002	2001	2002	2001

Cash provided by (used in) operations
Net earnings (loss)	2,997	6,860	18,934	(36,406)
Adjustments for:
Depreciation and amortization	17,596	18,987	68,989	71,547
Provision for self-insured liabilities	2,131	4,449	14,730	65,521
Payments for self-insured liabilities	(9,408)	(14,133)	(50,707)	(57,312)
Future income taxes	14,022	(651)	18,310	(20,929)
Loss from asset disposals and other items	110	—	6,689	23,130
Dividends received, net of undistributed share of earnings of Crown Life	(2,068)	(3,495)	14,476	11,874
Other	953	(1,696)	3,154	530

	26,333	10,321	94,575	57,955
Net change in operating working capital, excluding cash
Accounts receivable	3,045	9,139	11,017	40,703
Inventories, supplies and prepaid expenses	4,192	2,444	(774)	958
Accounts payable and accrued liabilities	351	(10,722)	8,168	(3,425)
Income taxes	(12,498)	4,699	(14,710)	40,215

	21,423	15,881	98,276	136,406

Cash provided by (used in) investment activities
Property and equipment	(19,461)	(12,081)	(53,145)	(45,377)
Aquisition	(10,985)	—	(10,985)	—
Net proceeds from dispositions	—	1,663	19,680	12,236
Other assets	33	108	6,510	(371)

	(30,413)	(10,310)	(37,940)	(33,512)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	235,585	29,851
Repayment of long-term debt	(1,675)	(8,107)	(235,044)	(104,799)
Purchase of subsidiary public debt	—	—	—	(24,852)
Decrease (increase) in investments held for self-insured liabilities	10,693	3,991	(10,650)	27,989
Purchase of shares for cancellation	(1,055)	(1,116)	(8,441)	(10,283)
Financing costs	(806)	255	(13,235)	(2,301)
Other	229	44	(1,638)	(2,167)

	7,386	(4,933)	(33,423)	(86,562)

Foreign exchange gain (loss) on cash held in foreign currency	(325)	(29)	162	183

Increase (decrease) in cash and cash equivalents	(1,929)	609	27,075	16,515
Cash and cash equivalents at beginning of period	54,553	24,940	25,549	9,034

Cash and cash equivalents at end of period	52,624	25,549	52,624	25,549

EXTENDICARE INC.
Consolidated Balance Sheets

	December 31	December 31
(thousands of Canadian dollars)	2002	2001

Assets
Current assets
Cash and short-term investments	56,815	26,491
Accounts receivable	191,443	194,412
Income taxes recoverable	17,912	8,352
Future income taxes	55,849	17,987
Inventories, supplies and prepaid expenses	15,709	15,227

	337,728	262,469
Property and equipment	953,591	968,202
Goodwill and other intangible assets	120,504	123,901
Other assets	276,505	249,730

	1,688,328	1,604,302
Investment in Crown Life Insurance Company	121,508	135,944

	1,809,836	1,740,246

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	4,191	942
Accounts payable and accrued liabilities	311,062	306,825
Accrual for self-insured liabilities	55,216	—
Current maturities of long-term debt	6,209	23,128

	376,678	330,895
Accrual for self-insured liabilities	81,735	174,224
Long-term debt	846,734	788,354
Other liabilities	47,328	47,784
Future income taxes	99,335	48,293

	1,451,810	1,389,550
Shareholders’ equity	358,026	350,696

	1,809,836	1,740,246

     Note: Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

EXTENDICARE INC.

Financial and Operating Statistics
(unaudited)

	Three months ended		Twelve months ended
	December 31		December 31

	2002	2001	2002	2001

Revenue (millions)
United States	$329.1	$315.3	$1,289.1	$1,249.8
Canada	121.6	116.6	466.6	454.7

	$450.7	$431.9	$1,755.7	$1,704.5

EBITDA (millions)
United States	$24.1	$34.0	$120.5	$91.7
Canada	11.8	8.6	39.8	35.5

	$35.9	$42.6	$160.3	$127.2

Health Care Net Earnings (Loss) (millions)
United States	$(2.8)	$1.3	$1.6	$(55.7)
Canada	3.7	2.1	9.8	8.6

	$0.9	$3.4	$11.4	$(47.1)

Components of Earnings (Loss) per Share
Health care operations, after preferred share dividends	$0.02	$0.04	$0.21	$(0.18)
Loss from asset disposals and other items	—	—	(0.05)	(0.49)
Share of earnings of Crown Life	0.02	0.05	0.10	0.15

	$0.04	$0.09	$0.26	$(0.52)

Cash Flow from Operations, before changes in Working Capital, per Share	$0.38	$0.15	$1.34	$0.81
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis
Private/other	18.5%	20.1%	19.0%	20.3%
Medicare	27.3	25.2	27.3	25.0
Medicaid	54.2	54.7	53.7	54.7
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)
Private/other	204.5	221.4	837.4	862.2
Medicare	166.0	130.3	620.0	520.9
Medicaid	813.2	796.6	3,189.2	3,166.6
Average Occupancy (excluding managed facilities)
U.S. nursing, same-facility	91.2%	87.9%	90.3%	87.8%
U.S. nursing and assisted living, same-facility	90.6	87.4	89.6	87.3
Extendicare Inc. total facilities in operation	92.9	90.1	92.0	90.0
Extendicare Inc., same-facility basis	92.9	90.6	92.1	90.4
Average US/Cdn. Dollar Exchange Rate	1.5701	1.5793	1.5704	1.5484